UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K ☐ Form 20-F    ☐ Form 11-K
☐ Form 10-Q ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIO-key International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3349 Highway 138, Building D, Suite B
Address of Principal Executive Office (Street and Number)

Wall, NJ 07719
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 could not be filed by the prescribed due date of March 30, 2012 because registrant has not yet completed the presentation and analysis of its financial statements in the Report and the audit of the registrant’s 2011 financial statements is therefore ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant intends to file the Report on or before the prescribed extension date of April 16, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cecilia Welch	978	362-1831
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that the following significant changes will be reflected in its results of operations for 2011 as compared to 2010:  (1) A reduction in interest income as the note receivable generating the interest was repaid in 2011, (2) A reduction in interest expense as notes payable generating the interest expense were repaid in 2011, (3) 2011 includes discounts for the payments of the notes receivable and payable and (4) The Company no longer has derivative liabilities as of December 31, 2010.  In 2010, the Company recognized income of $932,520 for the fair value adjustments of the derivatives.  A reasonable estimate of the registrant’s actual results of operations cannot be made at this time because the audit of the registrant’s financial statements has not been completed.

BIO-key International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2012	By:	/s/ Cecilia Welch
Cecilia Welch
	Title:	Chief Financial Officer